October 12, 2004

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Re:

American Seafoods Corporation

Registration Statement on Form 8-A

File No. 333-105499 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1993, as amended, American Seafoods Corporation (the “Company”), on July 30, 2004 submitted electronically via the EDGAR system its Registration Statement for securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto. Accordingly, the Company hereby respectively requests the withdrawal of the Registration Statement.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (206) 374-1508 or Shahm Al-Wir, Esq. of Debevoise & Plimpton LLP at (212) 909-6334.

Sincerely,

/s/ Brad Bodenman

Brad Bodenman

American Seafoods Group LLC

Chief Financial Officer and Treasurer